Exhibit 99.1

Phoenix New Media Reports Unaudited Second Quarter 2018 Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 14, 2018

BEIJING, China, August 15, 2018 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Mr. Shuang Liu, CEO of Phoenix New Media commented, “We made significant progress on product innovation and content enrichment in the second quarter of 2018. We further enhanced our content production capabilities focusing on providing users with premium, original, unbiased, and exclusive content in the forms of news reports, live broadcasts, as well as documentaries and talk shows in video series format based on our original creation.

In addition, we have maximized users’ satisfaction while optimizing our algorithms to effectively screen our content library to ensure full compliance with emerging regulations. Going forward, we will continue to leverage the credibility, authenticity and influence of our premium content and our brand to further fortify our leadership in the media industry in China.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “We are delighted to deliver solid financial results in the second quarter of 2018. The advertising revenue generated from our FENG app has increased by 43.2% year-over-year in the second quarter of 2018 under the old accounting standard. In order to diversify our content, we are looking for new investment opportunities in lifestyle related verticals, such as travel, health and fashion, to expand our user base and improve retention rate. Looking ahead, we will remain committed to investing in content and product innovations to strengthen our competitive edge while focusing on improving our profitability and maintaining our growth momentum.”

Adoption of ASC606

Beginning from January 1, 2018, the Company adopted a new accounting standard of ASC606, Revenue from Contracts with Customers (the “new accounting standard”). The financial data presented in the Company’s financial statements for the quarter and the six months ended June 30, 2018 are in accordance with the new accounting standard while all financial data presented for the quarter and the six months ended June 30, 2017 are in accordance with ASC605, Revenue Recognition (the “old accounting standard”).

The impact of applying the new accounting standard on the Company’s unaudited financial results as compared to the old accounting standard for the quarter ended June 30, 2018 was as follows:

	Three Months Ended June 30, 2018
		Adjustments
	Old Accounting Standard (1)	Sales Taxes And Surcharges	Barter Transactions	Contract Fulfillment Costs	New Accounting Standard (2)
	(RMB in thousands)

Revenues	396,707	(34,337)	91	—	362,461
Net advertising revenues	347,337	(31,393)	91	—	316,035
Paid services revenues	49,370	(2,944)	—	—	46,426
Cost of revenues	(167,284)	34,337	(73)	145	(132,875)
Gross profit	229,423	—	18	145	229,586
Operating expenses	(199,309)	—	(845)	—	(200,154)
Sales and marketing expenses	(108,978)	—	(845)	—	(109,823)
Income from operations	30,114	—	(827)	145	29,432

Note:

(1) This financial information for the three months ended June 30, 2018 was presented under the old accounting standard (ASC605).

(2) This financial information for the three months ended June 30, 2018 was presented under the new accounting standard (ASC606).

Second Quarter 2018 Financial Results

REVENUES

Total revenues for the second quarter of 2018 were RMB362.5 million (US$54.8 million) under the new accounting standard, which represented a decrease of 7.8% from RMB393.3 million in the second quarter of 2017.

Net advertising revenues for the second quarter of 2018 were RMB316.0 million (US$47.8 million) (net of advertising agency service fees and sales taxes and surcharges) under the new accounting standard, which represented a decrease of 6.7% from RMB338.7 million in the second quarter of 2017.

Paid services revenues1 for the second quarter of 2018 were RMB46.5 million (US$7.0 million) under the new accounting standard, which represented a decrease of 14.9% from RMB54.5 million in the second quarter of 2017. Revenues from digital entertainment2 for the second quarter of 2018 were RMB37.8 million (US$5.7 million) under the new accounting standard, which represented a decrease of 17.0% from RMB45.6 million in the second quarter of 2017. Revenues from games and others3 for the second quarter of 2018 were RMB8.7 million (US$1.3 million) under the new accounting standard, which represented a decrease of 3.5% from RMB9.0 million in the second quarter of 2017.

1     Paid services revenues comprise of (i) revenues from digital entertainment, which includes MVAS and digital reading, and (ii) revenues from games and others, which includes web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms

2       Digital entertainment includes mobile value-added services delivered through telecom operators’ platforms, or MVAS, and digital reading.

3       Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms

Under the old accounting standard ASC605, total revenues for the second quarter of 2018 would have been RMB396.7 million (US$60.0 million), which would have represented an increase of 0.9% from RMB393.3 million in the second quarter of 2017.

Under the old accounting standard ASC605, net advertising revenues for the second quarter of 2018 would have been RMB347.3 million (US$52.5 million), which would have represented an increase of 2.5% from RMB338.7 million in the second quarter of 2017, primarily attributable to a 23.0% year-over-year increase in mobile advertising revenues that was partially offset by a 26.6% year-over-year decrease in PC advertising revenues.

Under the old accounting standard ASC605, paid services revenues for the second quarter of 2018 would have been RMB49.4 million (US$7.5 million), which would have represented a decrease of 9.5% from RMB54.5 million in the second quarter of 2017. Under the old accounting standard ASC605, revenues from digital entertainment for the second quarter of 2018 would have been RMB40.1 million (US$6.1 million), which would have represented a decrease of 12.0% from RMB45.6 million in the second quarter of 2017, due to a 29.3% decrease in the MVAS revenues mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Under the old accounting standard ASC605, revenues from games and others for the second quarter of 2018 would have been RMB9.3 million (US$1.4 million), which would have represented an increase of 3.3% from RMB9.0 million in the second quarter of 2017, primarily attributable to the increase in revenues derived from other new businesses while the revenues generated from web-based games operated on the Company’s own platforms were still declining.

COST OF REVENUES

Cost of revenues for the second quarter of 2018 was RMB132.9 million (US$20.1 million) under the new accounting standard, which represented a decrease of 20.8% from RMB167.8 million in the second quarter of 2017. Under the old accounting standard ASC605, cost of revenues for the second quarter of 2018 would have been RMB167.3 million (US$25.3 million), which would have represented a decrease of 0.3% from RMB167.8 million in the second quarter of 2017. The decrease in cost of revenues under the new accounting standard was mainly due to:

•                  The sales taxes and surcharges were RMB34.3 million (US$5.2 million) in the second quarter of 2018, which was excluded from cost of revenues and recorded as a reduction item of revenues under the new accounting standard, as compared to sales taxes and surcharges of RMB33.2 million in the second quarter of 2017, which was recorded as a component of cost of revenues under the old accounting standard ASC605.

•                  Content and operational costs for the second quarter of 2018 increased slightly to RMB107.5 million (US$16.2 million) from RMB106.0 million in the second quarter of 2017.

•                  Revenue sharing fees to telecom operators and channel partners for the second quarter of 2018 decreased by 23.9% to RMB11.5 million (US$1.7 million) from RMB15.1 million in the second quarter of 2017. The decrease was primarily attributable to a decrease in the sales of MVAS products.

•                  Bandwidth costs for the second quarter of 2018 increased slightly to RMB13.9 million (US$2.1 million) from RMB13.6 million in the second quarter of 2017.

•                  Share-based compensation included in cost of revenues was RMB0.6 million (US$0.1 million) in the second quarter of 2018, as compared to RMB1.2 million in the second quarter of 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the second quarter of 2018 for share options granted prior to 2018.

GROSS PROFIT

Gross profit for the second quarter of 2018 was RMB229.6 million (US$34.7 million), as compared to RMB225.4 million in the second quarter of 2017. Gross margin for the second quarter of 2018 increased to 63.3% from 57.3% in the second quarter of 2017. The increase in gross margin was primarily attributable to the increase in gross profit as well as the decrease in revenues under the new accounting standard as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the second quarter of 2018, which excluded share-based compensation, was 63.5%, as compared to 57.6% in the second quarter of 2017.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the second quarter of 2018 decreased by 0.1% to RMB200.2 million (US$30.2 million) from RMB200.4 million in the second quarter of 2017. Share-based compensation included in operating expenses was RMB2.8 million (US$0.4 million) in the second quarter of 2018, as compared to RMB4.2 million in the second quarter of 2017. As the Company recognized share-based compensation, net of estimated forfeitures, on a graded-vesting basis over the vesting term of the awards, there was less share-based compensation recognized in the second quarter of 2018 for share options granted prior to 2018.

Income from operations for the second quarter of 2018 was RMB29.4 million (US$4.4 million), as compared to RMB25.0 million in the second quarter of 2017. Operating margin for the second quarter of 2018 was 8.1%, as compared to 6.4% in the second quarter of 2017, which was primarily attributable to the decrease in revenues under the new accounting standard.

Non-GAAP income from operations for the second quarter of 2018, which excluded share-based compensation, was RMB32.8 million (US$5.0 million), as compared to RMB30.5 million in the second quarter of 2017. Non-GAAP operating margin for the second quarter of 2018, which excluded share-based compensation, was 9.1%, as compared to 7.7% in the second quarter of 2017.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity investments, including impairments, and others, net4. Total net other income for the second quarter of 2018 was RMB28.1 million (US$4.2 million), as compared to RMB3.4 million in the second quarter of 2017.

•                  Interest income for the second quarter of 2018 was RMB13.6 million (US$2.0 million), as compared to RMB13.5 million in the second quarter of 2017.

•                  Interest expense for the second quarter of 2018 decreased to RMB3.4 million (US$0.5 million), from RMB6.4 million in the second quarter of 2017, which was primarily due to the decrease in both the carrying amount and the interest rates of the outstanding short-term bank loans in the second quarter of 2018 as compared to that in 2017.

•                  Foreign currency exchange gain for the second quarter of 2018 was RMB16.2 million (US$2.5 million), as compared to foreign currency exchange loss of RMB7.9 million in the second quarter of 2017, which was mainly caused by the depreciation of Renminbi against US dollars in the second quarter of 2018 that generated exchange gain in Renminbi denominated borrowings recorded in the Company’s subsidiaries whose functional currency is not Renminbi.

•                  Loss from equity investments, including impairments, for the second quarter of 2018 was RMB0.4 million (US$0.07 million), as compared to income from equity investments, including impairments, of RMB1.1 million in the second quarter of 2017.

•                  Others, net, for the second quarter of 2018 was RMB2.1 million (US$0.3 million), as compared to RMB3.1 million in the second quarter of 2017.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the second quarter of 2018 was RMB49.2 million (US$7.4 million), as compared to RMB24.9 million in the second quarter of 2017. Net margin for the second quarter of 2018 was 13.6%, as compared to 6.3% in the second quarter of 2017. Net income per diluted ADS5 in the second quarter of 2018 was RMB0.67 (US$0.10), as compared to RMB0.35 in the second quarter of 2017.

Non-GAAP net income attributable to Phoenix New Media Limited for the second quarter of 2018, which excluded share-based compensation and income or loss from equity investments, including impairments, was RMB53.1 million (US$8.0 million), as compared to RMB29.3 million in the second quarter of 2017. Non-GAAP net margin for the second quarter of 2018 was 14.6%, as compared to 7.4% in the second quarter of 2017. Non-GAAP net income per diluted ADS in the second quarter of 2018 was RMB0.73 (US$0.11), as compared to RMB0.41 in the second quarter of 2017.

4     “Others, net” primarily consists of government subsidies and litigation loss provisions.

5     “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

For the second quarter of 2018, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 73,118,221. As of June 30, 2018, the Company had a total of 581,908,702 ordinary shares outstanding, or the equivalent of 72,738,588 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2018, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.32 billion (US$199.4 million). Restricted cash represents deposits placed as security for banking facilities granted to the Company, which are restricted in their withdrawal or usage.

Business Outlook

Based on the new accounting standard (ASC606), for the third quarter of 2018, the Company expects its total revenues to be between RMB376.1 million and RMB391.1 million; net advertising revenues are expected to be between RMB342.7 million and RMB352.7 million; and paid services revenues are expected to be between RMB33.4 million and RMB38.4 million.

If the old accounting standard (ASC605) were to be used, for the third quarter of 2018, the Company would expect its total revenues to be between RMB413.2 million and RMB428.2 million, its net advertising revenues to be between RMB378.0 million and RMB388.0 million, and its paid services revenues to be between RMB35.2 million and RMB40.2 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 14, 2018 (August 15, 2018 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2018 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	6098336

A replay of the call will be available through August 20, 2018 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+800963117
United States:	+18554525696
Conference ID:	6098336

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation and income or loss from equity investments, including impairments. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and income or loss from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6171 to US$1.00, the noon buying rate in effect on June 29, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals such as news, finance, fashion, military and digital reading, and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, HTML5-based mobile Internet websites, and mobile digital reading application; and its operations with the telecom operators that provides content and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2017	2018	2018
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	362,862	236,580	35,753
Term deposits and short term investments	737,657	776,050	117,279
Restricted cash	336,700	307,000	46,395
Accounts receivable, net	458,744	385,845	58,310
Amounts due from related parties	187,214	199,034	30,079
Prepayment and other current assets	57,458	58,910	8,903
Convertible loans due from a related party	102,631	106,067	16,029
Total current assets	2,243,266	2,069,486	312,748
Non-current assets:
Property and equipment, net	64,454	80,715	12,198
Intangible assets, net	6,712	5,852	884
Available-for-sale investments	1,196,330	1,265,490	191,245
Equity investments, net	15,342	12,477	1,886
Deferred tax assets	60,460	79,609	12,031
Other non-current assets	12,544	14,797	2,236
Total non-current assets	1,355,842	1,458,940	220,480
Total assets	3,599,108	3,528,426	533,228
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	330,000	308,047	46,553
Accounts payable	262,657	239,898	36,254
Amounts due to related parties	14,140	16,123	2,437
Advances from customers	65,196	59,861	9,046
Taxes payable	92,214	95,571	14,443
Salary and welfare payable	134,471	94,803	14,327
Accrued expenses and other current liabilities	173,253	120,216	18,167
Total current liabilities	1,071,931	934,519	141,227
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	198
Long-term liabilities	24,714	25,321	3,827
Total non-current liabilities	26,026	26,633	4,025
Total liabilities	1,097,957	961,152	145,252
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	17,180	17,471	2,640
Class B ordinary shares	22,053	22,053	3,333
Additional paid-in capital	1,587,575	1,596,689	241,297
Statutory reserves	81,237	81,237	12,277
Retained earnings	229,250	220,928	33,387
Accumulated other comprehensive income	570,244	636,256	96,154
Total Phoenix New Media Limited shareholders’ equity	2,507,539	2,574,634	389,088
Noncontrolling interests	(6,388)	(7,360)	(1,112)
Total shareholders’ equity	2,501,151	2,567,274	387,976
Total liabilities and shareholders’ equity	3,599,108	3,528,426	533,228

* Derived from audited financial statements included in the Company’s Form 20-F dated April 26, 2018.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	338,725	242,861	316,035	47,760	579,809	558,896	84,462
Paid service revenues	54,541	41,551	46,426	7,016	107,936	87,977	13,295
Total revenues	393,266	284,412	362,461	54,776	687,745	646,873	97,757
Cost of revenues	(167,844)	(128,233)	(132,875)	(20,081)	(330,333)	(261,108)	(39,460)
Gross profit	225,422	156,179	229,586	34,695	357,412	385,765	58,297
Operating expenses:
Sales and marketing expenses	(118,769)	(131,219)	(109,823)	(16,597)	(214,231)	(241,042)	(36,427)
General and administrative expenses	(35,865)	(34,398)	(41,808)	(6,318)	(67,816)	(76,206)	(11,517)
Technology and product development expenses	(45,791)	(48,412)	(48,523)	(7,333)	(90,419)	(96,935)	(14,649)
Total operating expenses	(200,425)	(214,029)	(200,154)	(30,248)	(372,466)	(414,183)	(62,593)
Income/(loss) from operations	24,997	(57,850)	29,432	4,447	(15,054)	(28,418)	(4,296)
Other income/(loss):
Interest income	13,493	12,938	13,550	2,048	26,151	26,488	4,003
Interest expense	(6,426)	(4,633)	(3,389)	(512)	(12,775)	(8,022)	(1,212)
Foreign currency exchange (loss)/gain	(7,890)	(15,131)	16,231	2,453	(10,201)	1,100	166
Income/(loss) from equity investments, including impairments	1,127	(2,430)	(435)	(66)	463	(2,865)	(433)
Others, net	3,066	4,093	2,128	322	4,493	6,221	940
Income/(loss) before tax	28,367	(63,013)	57,517	8,692	(6,923)	(5,496)	(832)
Income tax (expense)/benefit	(4,215)	4,724	(8,498)	(1,284)	(1,874)	(3,774)	(570)
Net income/(loss)	24,152	(58,289)	49,019	7,408	(8,797)	(9,270)	(1,402)
Net loss attributable to noncontrolling interests	779	749	222	34	1,554	971	147
Net income/(loss) attributable to Phoenix New Media Limited	24,931	(57,540)	49,241	7,442	(7,243)	(8,299)	(1,255)
Net income/(loss)	24,152	(58,289)	49,019	7,408	(8,797)	(9,270)	(1,402)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments*	256,588	46,364	5,287	799	265,479	51,651	7,806
Other comprehensive loss, net of tax: foreign currency translation adjustment	(12,486)	(35,014)	49,376	7,462	(16,253)	14,362	2,170
Comprehensive income/(loss)	268,254	(46,939)	103,682	15,669	240,429	56,743	8,574
Comprehensive loss attributable to noncontrolling interests	779	749	222	34	1,554	971	147
Comprehensive income/(loss) attributable to Phoenix New Media Limited	269,033	(46,190)	103,904	15,703	241,983	57,714	8,721
Net income/(loss) attributable to Phoenix New Media Limited	24,931	(57,540)	49,241	7,442	(7,243)	(8,299)	(1,255)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.04	(0.10)	0.08	0.01	(0.01)	(0.01)	0.00
Diluted	0.04	(0.10)	0.08	0.01	(0.01)	(0.01)	0.00
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.35	(0.79)	0.68	0.10	(0.10)	(0.11)	(0.02)
Diluted	0.35	(0.79)	0.67	0.10	(0.10)	(0.11)	(0.02)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	573,948,891	579,228,111	580,976,381	580,976,381	573,943,337	580,102,974	580,102,974
Diluted	576,815,588	579,228,111	584,945,765	584,945,765	573,943,337	580,102,974	580,102,974

*        The Company adopted ASU 2016-1, Recognition and Measurement of Financial Assets and Financial Liabilities, beginning from January 1, 2018. After the adoption of this new accounting standard, the Company measures long-term equity investments other than equity method investments at fair value through earnings. As investments in Particle meet the definition of debt securities, which are recorded as available-for-sale investments, there is no impact by the adoption of ASU 2016-1 on the available-for-sale investments in Particle and the changes in their fair value continue to be recorded in other comprehensive income.

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising service	338,725	242,861	316,035	47,760	579,809	558,896	84,462
Paid services	54,541	41,551	46,426	7,016	107,936	87,977	13,295
Total revenues	393,266	284,412	362,461	54,776	687,745	646,873	97,757
Cost of revenues
Net advertising service	141,459	107,289	110,022	16,627	272,584	217,311	32,841
Paid services	26,385	20,944	22,853	3,454	57,749	43,797	6,619
Total cost of revenues	167,844	128,233	132,875	20,081	330,333	261,108	39,460
Gross profit
Net advertising service	197,266	135,572	206,013	31,133	307,225	341,585	51,621
Paid services	28,156	20,607	23,573	3,562	50,187	44,180	6,676
Total gross profit	225,422	156,179	229,586	34,695	357,412	385,765	58,297

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue sharing fees	15,052	8,617	11,460	1,732	32,372	20,077	3,034
Content and operational costs	105,984	105,273	107,516	16,249	212,300	212,789	32,158
Bandwidth costs	13,607	14,343	13,899	2,100	28,135	28,242	4,268
Sales taxes and surcharges	33,201	—	—	—	57,526	—	—
Total cost of revenues	167,844	128,233	132,875	20,081	330,333	261,108	39,460

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2017				Three Months Ended March 31, 2018				Three Months Ended June 30, 2018
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	225,422	1,224	(1)	226,646	156,179	205	(1)	156,384	229,586	634	(1)	230,220
Gross margin	57.3%			57.6%	54.9%			55.0%	63.3%			63.5%
Income/(loss) from operations	24,997	5,460	(1)	30,457	(57,850)	3,450	(1)	(54,400)	29,432	3,390	(1)	32,822
Operating margin	6.4%			7.7%	-20.3%			-19.1%	8.1%			9.1%
		5,460	(1)			3,450	(1)			3,390	(1)
		(1,127	)(2)			2,430	(2)			435	(2)
Net income/(loss) attributable to Phoenix New Media Limited	24,931	4,333		29,264	(57,540)	5,880		(51,660)	49,241	3,825		53,066
Net margin	6.3%			7.4%	-20.2%			-18.2%	13.6%			14.6%
Net income/(loss) per ADS—diluted	0.35			0.41	(0.79)			(0.71)	0.67			0.73
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,101,949			72,101,949	72,403,514			72,403,514	73,118,221			73,118,221

(1) Share-based compensation

(2) Loss/(income) from equity investments, including impairments

Non-GAAP to GAAP reconciling items have no income tax effect.